UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

SAN Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

79781B 10 4

(CUSIP Number)

Marc J. Leder	Douglas C. Gessner, Esq.
Rodger R. Krouse	James S. Rowe, Esq.
Sun Capital Partners, LLC	Kirkland & Ellis
5200 Town Center Circle, Suite 470	200 E. Randolph Drive
Boca Raton, Florida 33486	Chicago, Illinois 60601
(561) 394-0550	(312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79781B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Solunet, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 57,403,653 (see item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 55,968,562 (see item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,403,653 (see item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.9%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 57,403,653 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 55,968,562 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,403,653 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Advisors II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 57,403,653 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 55,968,562 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,403,653 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 57,403,653 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 55,968,562 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,403,653 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.9%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 57,403,653 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 55,968,562 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,403,653 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 57,403,653 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 55,968,562 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,403,653 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 hereby amends the Statement on Schedule 13D (the "Schedule 13D") previously filed on April 4, 2003 by Sun Solunet, LLC, a Delaware limited liability company ("Sun Solunet"), Sun Capital Partners II, LP, a Delaware limited partnership ("Sun Partners II LP"),  Sun Capital Advisors II, LP, a Delaware limited partnership ("Sun Advisors II"),  Sun Capital Partners, LLC, a Delaware limited liability company ("Sun Partners LLC"), Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse") (collectively, the "Reporting Persons") with respect to the common stock of SAN Holdings, Inc. (the "Issuer") as follows:

Item 4.	Purpose of Transaction
Item 4 is amended and supplemented by adding the following:

As described in the original Schedule 13D filed April 4, 2003, the Issuer has issued to Sun Solunet the SANZ Warrant.  Because Pre-Merger Options have not been exercised in an amount sufficient to reach the Threshhold Amount, the SANZ Warrant is not currently exercisable with respect to any shares of Common Stock and, therefore, no shares of Common Stock issuable upon exercise of the SANZ Warrant are included in the number of shares reported as beneficially owned by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended and restated in its entirety as follows:

(a)           As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 57,403,653 shares of Common Stock, or approximately 59.9% of the Common Stock outstanding.  This number is comprised of (a) 55,968,562 shares of Common Stock that are held directly by Sun Solunet and (b) 1,435,091 shares of Common Stock that are held directly by the Phelans.

(b)           Each Reporting Person may be deemed to have shared power to vote or direct the vote of 57,403,653 shares of Common Stock, or approximately 59.9% of the Common Stock outstanding.  This number is comprised of (a) 55,968,562 shares of Common Stock that are held directly by Sun Solunet and (b) 1,435,091 shares of Common Stock that are held directly by the Phelans.

Each Reporting Person may be deemed to have shared power to dispose or direct the disposition of 55,968,562 shares of Common Stock, or approximately 58.4% of the Common Stock outstanding.  This number is comprised of 55,968,562 shares of Common Stock that are held directly by Sun Solunet.

The Reporting Persons and the Phelans may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act as a result of the transfer provisions contained in the Shareholders Agreement and the registration provisions contained in the Registration Agreement.  The Reporting Persons expressly disclaim that they have agreed to act as a group with the Phelans.  The table below lists the number of shares beneficially owned by the Phelans in which the Reporting Persons may be deemed to have beneficial ownership because of the Shareholders Agreement and the Registration Agreement.

Name:	Shares:
Michael J. Phelan and Sarah H. Phelan	1,435,091

(c)           On April 13, 2004, each share of Series B Preferred Stock of the Issuer was automatically converted into 50,000 shares of Common Stock of the Issuer upon the effectiveness of an amendment to the Issuer's articles of incorporation increasing the number of authorized shares of Common Stock.  Sun Solunet's 729.3712335 shares of Series B Preferred Stock were converted into 36,468,562 shares of Common Stock and the Phelans' 18.7018265 shares of Series B Preferred Stock were converted into 935,091 shares of Common Stock.

(d)           Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)           Inapplicable.

Item 7.	Material to Be Filed as Exhibits

Schedule A	-	Additional Information Required by Item 2 of Schedule 13D*
Exhibit A	-	Schedule 13D Joint Filing Agreement, dated April 4, 2003, by and among each of the Reporting Persons*
Exhibit B	-	Agreement and Plan of Merger*
Exhibit C	-	Management Services Agreement*
Exhibit D	-	SANZ Warrant*
Exhibit E	-	Assignment Agreement*
Exhibit F	-	Shareholders Agreement*
Exhibit G	-	Registration Agreement*

*Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on April 4, 2003.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2004	SUN SOLUNET, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: April 13, 2004	SUN CAPITAL PARTNERS II, LP

By: Sun Capital Advisors II, LP
Its: General Partner

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: April 13, 2004	SUN CAPITAL ADVISORS II, LP

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Mark J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: April 13, 2004	SUN CAPITAL PARTNERS, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: April 13, 2004	/s/ Marc J. Leder
Marc J. Leder

Date: April 13, 2004	/s/ Rodger R. Krouse
Rodger R. Krouse